Elaine D. Marion Chief Financial Officer (O) 703-984-8040 (F) 703-984-8640 emarion@eplus.com

June 8, 2012

BY EDGAR AND U.S. MAIL

Mark P. Shuman, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	ePlus inc.
Form 10-K For the Fiscal Year Ended March 31, 2011
File No. 001-34167

Dear Mr. Shuman:

This letter is submitted on behalf of ePlus inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the fiscal year ended March 31, 2011 (the “Form 10-K”), as set forth in your letter to Phillip G. Norton dated May 10, 2012.

For reference purposes, the text of each comment contained in your letter dated May 10, 2012 has been reproduced herein, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended March 31, 2011

Item 1A.  Risk Factors

General

1.
We note that several of your risk factor subcaptions fail to describe how the related uncertainty may affect your operations.  In this regard, we note the subcaptions “We depend on having credit worthy customers.”  “We may not reserve adequately for our credit losses”, and “Changes in accounting rules.”  Please confirm that in subsequent filings you will set forth each risk factor under a subcaption that adequately describes the related risk.  Additionally, as appropriate, your risk factors should provide quantitative information that will provide context to potential investors regarding the scope of the risks and your historical experiences with respect thereto.  For example, at page 14 you refer to a risk that vendor incentives that have materially affected your historical results may not continue in the future, but you provide no quantitative information regarding the impact of those incentives on your results.  See Item 503(c) of Regulation S-K.

RESPONSE:  In future filings, the Company will revise the subcaption of each risk factor to adequately describe the related risk and include quantitative information, as appropriate, that will provide context to readers regarding the scope of the risks and our historical experiences with respect thereto.  For example, “We may not reserve adequately for credit losses” will be revised to “If we do not reserve adequately for our credit losses our earnings may be adversely affected” and “Changes in accounting rules” will be revised to “Changes in accounting rules could adversely affect our future financial results.”  With regard to disclosure quantifying incentive amounts, please see our response to Comment #4 below.

We could lose a large customer without being able to find a ready replacement, page 14

2.
Consistent with the foregoing comment and with a view to disclosure in future filings please identify supplementally the customer that generated the largest percentage of your revenues during your most recent complete fiscal year.  Also, tell us what consideration you gave to providing additional descriptive information regarding the terms of your agreements with your large customers.  We note that your agreements with these customers are terminable by either party upon 30 days’ notice.  We further note that while some of your customers purchase your products using purchase orders, other customers enter into customer master agreements.

RESPONSE:  Please note that no single customer of the Company accounted for 10% or more of the Company’s consolidated revenues for either of the fiscal years ended March 31, 2011, 2010 or 2009.  Accordingly, this disclosure in future filings will be revised to describe the risk of loss of several large customers and state either affirmatively or negatively that no single customer accounted for more than 10% of total revenues.  In addition, we will provide additional descriptive information regarding our agreements with our large customers, including that those agreements, whether purchase orders, customer master agreements or other such agreements, do not have purchase commitments and are generally terminable upon 30 days’ notice.

We rely on a small number of key vendors and do not have long-term supply or …, page 16

3.
Please describe the material terms of your agreements with your key vendors, Cisco and HP.  In addition, given that it appears that your operations are substantially dependent on your relationships with these vendors, please tell us why you have not filed any agreements with these vendors as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

RESPONSE:  The reseller agreements with Cisco and HP (the “reseller agreements”) are short-term and do not provide us with exclusive distribution rights.  The Company does not generally have any long-term continuing contracts to buy or sell products or services upon which the Company’s business depends to a material extent.

The reseller agreements are short term, subject to periodic renewal and modification, and contain provisions permitting termination by either party without cause upon relatively short notice.  The Company does not have any long-term continuing contracts to buy products or services from either of these vendors.  Neither of the reseller agreements are continuing supply contracts whereby the vendor has agreed to supply specified amounts of products or services to the Company or whereby the Company has agreed to purchase any minimum amounts of products or services from the vendor.  Neither of the reseller agreements provides for the pricing of products or services, rather, they refer to then-current list price, which, by definition, is subject to change at the vendor’s discretion.  The reseller agreements detail the Company’s normal operating relationship with the vendors to distribute products within certain territories (generally the United States), and include provisions for matters such as confidentiality, limitation of liability, and ownership of intellectual property.  In some cases, terms and conditions of the reseller agreements are cross-referenced to the vendor’s website where certain standard terms and conditions are listed for resellers, and which terms and conditions are modifiable solely at the vendor’s discretion.  The reseller agreements generally provide the reseller with the right to change its policy and programs at its discretion.

We believe that although the relationships with Cisco and HP are important ones, the reseller agreements are not long-term firm commitment purchase contracts and are generally terminable at-will with no minimum purchase quantity requirements.  Accordingly, we believe our agreements with Cisco and HP are not material continuing supply contracts that the company is required to file as exhibits under Item 601(b)(10) of Regulation S-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Executive Overview, page 25

4.
We note that your gross margin is affected in part by changes in incentives provided to you by manufacturers.  We further note your risk factor disclosure on page 14, that if you do not grow your net sales or if you are not in compliance with the terms of the incentive programs provided by your vendors, there could be a material negative effect on incentives offered or paid to you by vendors.  Please provide for us quantitative disclosure regarding the relationship between your net sales and any material changes in the amount of incentives offered or paid to you by your key vendors (i.e. Cisco and HP) during the periods covered by your financial statements.  As material, provide quantitative disclosure as to how any decrease in incentives offered or paid to you by these key vendors affected your gross margin.

RESPONSE:  As disclosed in our Form 10-K, vendor incentives, other than shared marketing programs, are recorded as a reduction to cost of sales, products and services.  Our two largest vendors, both in terms of our sales of products and services and vendor incentives earned are Cisco and HP.  Any material change in the amount of incentives offered or paid to us by our vendors could impact our gross margins from the sales of product and services assuming other factors impacting margins remain unchanged, such as product mix and competitive pricing.  For the fiscal years ended March 31, 2011, 2010 and 2009, vendor incentives earned increased slightly as a percent of our consolidated sales of products and services.  Based on the reported results in the Form 10-K for the year ended March 31, 2011, the change in the amounts earned resulted in a 0.4% increase in gross margin for the years ended March 31, 2009 to 2010 and 2010 to 2011, respectively.  We will provide quantitative disclosure in future filings of the impact of the change in vendor incentives on gross margin similar to the quantitative disclosure above.

Part III (Incorporated by reference from definitive proxy statement filed on July 21, 2011)

Compensation Discussion and Analysis

Executive Compensation Decision-Making Process

The Role of Peer Benchmarking, page 18

5.
You state the size of the peer group varied for each of your executive officer positions.  In order to provide readers with a clearer understanding of the role the comparative companies played in the executive compensation decision-making process, in your response letter identify the specific peer group companies used in setting the compensation of each of the named executive officers.  We note that the peer group constituents varied significantly across your named executive officers, varying from three to fourteen of sixteen listed companies.  To the extent you use different peer groups for different named executive officers, it appears that in future filings you should identify the constituents of each group together with the officer(s) whose compensation was evaluated with respect to the particular group.  In addition, you should consider informing readers of the factors considered in deciding which companies to include in the peer group for each executive officer position.

RESPONSE:  Below please find a list of each Company used in setting the compensation of each of our five named executive officers.  The peer group companies selected for each executive officer was largely dependent upon the availability of comparable positions among the peer group.  Thus, larger peer group companies were available for the CEO and CFO positions.  In some situations, the peer groups did not have a comparable position, such as for the Senior Vice President of Business Operations.   Also, in some cases a peer company had multiple comparable positions.  In those cases, we utilized more than one position from the peer company as comparable.

CEO, Phillip Norton:  ManTech International Corp, PC Connection Inc., SRA International Inc., PC Mall Inc., Softchoice Corp., CIBER Inc., ModusLink Global Solutions Inc., Black Box Corp, GTSI Corp, Stanley Inc., MAXIMUS Inc., Agilysys Inc., Sapient Corp., Epicor Software Corp., Ariba Inc.

CFO, Elaine Marion:  ManTech International Corp, PC Connection Inc., SRA International Inc., PC Mall Inc., Softchoice Corp., CIBER Inc., ModusLink Global Solutions Inc., Black Box Corp, GTSI Corp, Stanley Inc., MAXIMUS Inc., Agilysys Inc., Sapient Corp., Ariba Inc.

COO, Mark Marron:  ManTech International Corp, GTSI Corp., Epicor Software Corp., Ariba Inc.

Executive Vice President, Bruce Bowen:  ManTech International Corp. (2 positions: Subsidiary President and President of ManTech Security & Mission Assurance Corporation), PC Connection Inc., CIBER Inc. (3 positions:  President & CFEO, CIBER Europe, Senior Vice President U.S. Commercial Operations (East), Senior Vice President U.S. Commercial Operations (West)), ModusLink Global Solutions (2 positions: President, Global Operations, ModusLink Corporation, President, Sales and Marketing, ModusLink Corporation), Black Box Corp., Stanley Inc., MAXIMUS Inc. (2 positions:  President of Health Services, President of Federal Services), Agilysys (2 positions:  two Senior Vice President and General Manager positions), Sapient Corp. (2 positions:  Senior Vice President and Managing Director, North America, Senior Vice President and Managing Director, Europe).

Senior Vice President of Business Operations, Steven Mencarini:  SRA International Inc., Stanley Inc. (2 positions:  Executive Vice President for Strategic Operations and Director, Executive Vice President of Shared Services).

In future filings, we will identify which companies were evaluated as a peer for each executive officer.  We will also include disclosure in future filings regarding the factors considered in deciding which companies to include in the peer group for each officer similar to that described above.

Long-Term Equity Compensation, page 21

6.
We refer to your disclosure regarding the restricted stock awarded to your named executive officers during 2011.  Please explain the significant differences between the awards made to different executive officers.  We note the factors that your compensation committee considers in making awards of long-term compensation as described on page 21.  Please tell us how these factors resulted in the significant differences in the restricted stock awards.

RESPONSE:  The level of restricted stock awards is at the discretion of the Compensation Committee, and does not adhere to any set formulas, but the committee considers the executive officer’s overall level of responsibility, company performance and individual performance.  As noted on page 21, the Compensation Committee considers each executive officer’s functional and enterprise management responsibilities, potential contributions to the Company’s profitability and growth, the value of prior long-term incentive grants, and each executive’s total compensation, including cash and non-cash compensation, such as, in the case of Messrs. Bowen and Mencarini, participation in a Supplemental Benefit Plan (the “SBP” or “SBPs”).

With regard to functional and enterprise management responsibilities, Mr. Norton and Ms. Marion have company-wide responsibility for strategic planning and risk management, SEC filings, profitability and growth.  Mr. Norton’s responsibilities further include responsibility for organic growth or a financially and strategically viable acquisition that meets certain criteria, and an increase in sales in each of the Company’s two business segments.  Ms. Marion’s responsibilities include such matters as overseeing the financial functions of the organization, timely and accurate filings with the SEC, overseeing the internal control environment, and managing the Company’s participation in internal and external audits.  Mr. Marron is president of the Company’s subsidiary, ePlus Technology, inc., which is part of the technology sales business segment and encompasses approximately 96% of the Company’s total revenue.  His responsibilities include assisting in setting strategic objectives for the Company as a whole, achieving specified growth in certain areas, and other tasks which are critical to the efficient and effective functioning of a sales team that consists of nearly 300 salespeople and staff.  Mr. Marron’s restricted stock award in fiscal 2011 was awarded in connection with his promotion to Chief Operating Officer of the Company and the increased responsibilities associated therewith.  When determining the number of shares to award, the Committee also reviewed the salary, cash bonus, and other compensation (as more fully described below with regard to Messrs. Bowen and Mencarini) of each executive officer.  As a result of these significant responsibilities and in light of their overall compensation, the Compensation Committee awarded Mr. Norton, Ms. Marion and Mr. Marron 30,000, 15,000 and 20,000 shares of restricted stock, respectively.

Mr. Bowen has primary responsibility for the strategy, organization and operations for all of the Company’s activities within the finance business segment, which contributes 4% of revenue but 20% of earnings before tax.  As president of the financing segment of the Company, Mr. Bowen leads a team of approximately three dozen salespeople and staff. Mr. Bowen also provides strategic insight into how our business segments function together and in the marketplace.  His responsibilities are focused on increasing lease origination, obtaining new customers for the financing division, and managing the financing division.  In addition, Mr. Bowen is a participant in the ePlus SBP, under which he has received a life insurance policy.  In awarding the restricted stock, the Compensation Committee considered the value of the SBP (as of March 31, 2010).  Mr. Bowen’s restricted stock award of 10,000 shares reflects the fact that he oversees a smaller group and that he will derive significant value from the life insurance policy.

Our Senior Vice President of Business Operations, Mr. Mencarini manages our contracts and human resources departments, and our insurance strategy, and assists with our budgeting process.  He is not responsible for profitability or growth, and leads a team of approximately two dozen people.   Like Mr. Bowen, he is a participant in our SBP.  In awarding the restricted stock, the Compensation Committee considered the value of the SBP, Mr. Mencarini’s job duties, and his overall compensation in awarding 2,500 shares of restricted stock.

Additionally, the SBPs provide compensation that is a guaranteed benefit, compared to restricted stock grants whose value would fall with the price of the Company’s stock.  For the reasons stated herein, Mr. Bowen and Mr. Mencarini received fewer restricted stock grants.

7.
As a related matter, we note that one of the factors considered by your compensation committee in determining the amounts of restricted stock awards was the value of prior long-term incentive grants and other non-cash compensation.  Please describe how compensation or amounts realizable from prior compensation were considered in setting the amount of restricted stock awarded during 2011.  See Item 402(b)(2)(x) of Regulation S-K.

RESPONSE:  Mr. Marron’s first grant of restricted stock was issued in fiscal year 2011, therefore, the Committee did not take into account consideration of prior awards with respect to him.

The Committee received a recommendation from the CEO of proposed restricted stock awards to executive officers and other employees of the Company. In considering restricted stock awards for fiscal 2011 for the executive officers, the Committee considered the total compensation received by each executive.  In that consideration, the Committee reviewed the prior year’s restricted stock awards and the value of same at the then-current stock price,  and the increase in cash value, and total cash value, of the SBPs (with regard to Mr. Bowen and Mr. Mencarini), and the number of restricted stock grants that were awarded in fiscal 2010.   In addition, the Committee considered the expense the Company would incur.  As noted above, the level of restricted stock awards is at the discretion of the Compensation Committee, and does not adhere to any set formulas.  After consideration of the totality of the facts and circumstances referred to above, the Committee, during executive session, approved the awards.

*  *  *  *  *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (703) 984-8040 with any further comments or questions you may have.

Sincerely,

/s/ Elaine D. Marion
Elaine D. Marion
Chief Financial Officer

cc:           Mr. Phillip G. Norton
Lloyd H. Spencer, Esq.

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